

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2022

Andrey Fadeev
Chief Executive Officer
Nexters Inc.
55, Griva Digeni
3101, Limassol
Cyprus

      Re: Nexters Inc.
          Post-Effective Amendment to Form F-1
          Filed April 29, 2022
          File No. 333-259707

Dear Mr. Fadeev:

      We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment to Form F-1 filed April 29, 2022

Risk Factors, page 6

1.   To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

2.   We note your risk factors that you may be subject to cyberattacks. Update your risks characterized as potential or hypothetical if you have experienced a cyberattack.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53</u>

3. Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from Russia's invasion of Ukraine, including the suspension of trading of your shares on Nasdaq and the suspension of Apple Pay and Google Pay for credit cards issued by Russian financial institutions subject to sanctions. Trends or uncertainties may include impairments of financial assets or long-lived assets; declines in the value of inventory, investments, or recoverability of deferred tax assets; the collectability of consideration related to contracts with customers; and modification of contracts with customers.

4. Please enhance your critical accounting estimate disclosures, as applicable, with both qualitative and quantitative information, to the extent the information is material and reasonably available, that addresses the following:
    *   Why the critical accounting estimate is subject to uncertainty, including any new uncertainties related to the estimate, such as the asset, customer, or supplier is located in or reliant upon business or operations in Russia;
    *   The method used to develop the estimate and the significant assumptions underlying its calculation, such as discounted cash flow and the discount rate assumption;
    *   The degree to which the estimate and the underlying significant assumptions have changed over the current period or since the last assessment, including due to effects of changing prices, changes in exchange rates, changes in estimated cash flows due to loss of operations, etc.; and
    *   The sensitivity of the reported amount to the method and assumptions underlying its calculation.

5. Disclose any material impact of import or export bans resulting from Russia's invasion of Ukraine on any products or commodities, including energy from Russia, used in your business, or sold by you. Disclose the current and anticipated impact on your business, taking into account the availability of materials, cost of needed materials, costs and risks associated with transportation in your business, and the impact on margins and on your customers.

<u>General</u>

6. You refer to your business in Russia and the impact of Russia's invasion of Ukraine on your business. In addition, please also consider any impact:
    *   resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede your ability to sell assets located in Russia, Belarus, or Ukraine, including due to sanctions affecting potential purchasers;
    *   resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion,

        including the payment of taxes to the Russian Federation; and

- that may result if Russia or another government nationalizes your assets or operations in Russia, Belarus, or Ukraine.

If the impact is not material, please explain why.

7. Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia's invasion of Ukraine. This could include, but is not limited to, risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Anna Abramson, Staff Attorney, at (202) 441-4969 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: J. David Stewart